

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

Via E-mail
Peter Evensen
Chief Executive Officer and Chief Financial Officer
Teekay Offshore Partners L.P.
4th Floor Belvedere Building
69 Pitts Bay Road
HM 08, Bermuda

> **Re:** **Teekay Offshore Partners L.P.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed April 12, 2011**
> **Response dated January 30, 2012**
> **File No. 001-33198**

Dear Mr. Evensen:

We have reviewed your response letter dated January 30, 2012 and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Critical Accounting Estimates

Vessel Lives and Impairment, page 49

1. Refer to our prior comment 7. In regard to the proposal limiting the revised disclosure to those situations where there is a reasonable possibility that an impairment test will occur in the following 12 months, we believe the intended revised disclosure contained in your response should include all vessels whose market value is below their carrying value even though you may not have recorded any impairment of those vessels under your impairment accounting policy. We believe a reasonable possibility exists for impairment testing for all vessels whose market value is below carrying value. We believe it is reasonable to assume that such testing is given greater consideration by management when such circumstances exist. In providing this information, we believe it enables an investor to better ascertain the magnitude of any potential aggregate impairment should you sell or otherwise write down

vessels and/or vessel equipment. With disclosure in an appropriate framework, clarity can be provided for the reason you may not have recorded any impairment of those vessels under your impairment accounting policy. Please confirm to us that you will provide the requested disclosure.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief